SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
May 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ____

Date: 20 May 2002

DISCLOSURE DIRECTOR'S DETAILS PRUDENTIAL PLC - BART BECHT

Following the announcement on 9 May 2002 of the appointment of Bart Becht as a non executive director with effect from 9 May 2002 we hereby confirm the following as required by Listing Rules 16.4 and 6.F.2(a) to (g):

DIRECTORSHIPS held in publicly quoted companies in the five years prior to appointment

Current Directorships

Reckitt Benckiser plc

Former Directorships

Benckiser N.V (The Netherlands)

-ENDS-

Contact name for Enquiries:

Jennie Webb

020 7548 6027

Company Official responsible for making notification:

John Price

020 7548 3805

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 20 May 2002

By: John Price

Title: Deputy Group Secretary